Exhibit 99.1

[E]arlier today we announced our intention to commence a modified “Dutch auction” tender offer for up to $80 million of Actua common stock at a price per share not less than $12.00 and not greater than $14.00. The tender offer is expected to commence on Monday, November 7, 2016. For additional information, please see http://www.actua.com/investors/dutch-tender/.